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Exhibit 21.1

SUBSIDIARIES OF ARES CAPITAL CORPORATION

Name	Jurisdiction
ARCC Cervantes Corporation	Delaware
ARCC Cervantes LLC	Delaware
ARCC CLO 2006 LLC	Delaware
Ares Capital CP Funding LLC	Delaware
Ares Capital FL Holdings LLC	Delaware

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SUBSIDIARIES OF ARES CAPITAL CORPORATION